Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: November 10, 2004

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Swisscom Group Interim Report as at 30 September 2004
SIGNATURES

Press Release

Swisscom Group Interim Report as at 30 September 2004:

Swisscom reports stable revenue and lower profit

	1.1.-30.9.2003	1.1.-30.9.2004	Change
Net revenue (in CHF millions)	7,469	7,525	0.7%
EBITDA (in CHF millions)	3,525	3,401	-3.5%
EBIT (in CHF millions)	1,487	1,379	-7.3%
Net income (in CHF millions)	1,374	1,138	-17.2%
Equity Free Cash Flow (in CHF millions)	1,509	2,573	70.5%
ADSL accesses (at 30.9)	383,000	717,000	87.2%
Number of mobile customers (at 30.9 in millions)	3,736	3,945	5.6%
Number of full-time employees at 30.9	16,214	15,644	-3.5%

Swisscom sold its stake in debitel on 8 June 2004. As a result, debitel is separately disclosed as a discontinued operation in the Swisscom consolidated financial statements. The previous-year figures have been adjusted accordingly.

Swisscom posted a 0.7% increase in revenue to CHF 7.53 billion for the first three quarters of 2004. Operating income before interest, tax, depreciation and amortisation (EBITDA) decreased year-on-year by 3.5% to CHF 3.4 billion. Net profit fell by CHF 236 million as a result of the lower operating income (EBITDA) and foreign currency losses of CHF 238 million related to the sale of debitel. Swisscom expects to close 2004 with a consolidated revenue of around CHF 10 billion and an EBITDA of at least CHF 4.3 billion.

Swisscom posted a 0.7% increase in net revenue to CHF 7,525 million at 30 September 2004. While revenue, including business with other segments, was higher for Fixnet and Mobile (up 0.2% and 5.3% respectively), Enterprise Solutions recorded a 6.9% drop in revenue. Swisscom’s operating income before interest, tax, depreciation and amortisation fell year-on-year by 3.5% to CHF 3,401 million. Operating income increases of CHF 37 million for Fixnet and CHF 39 million for Enterprise Solutions were offset by decreases of CHF 54 million for Mobile, CHF 17 million for the “Other” segment, and CHF 129 million for the Corporate segment.

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax +41 31 342 06 70	media@swisscom.com

Press Release

Ordinary writedowns declined year-on-year. Fixnet recorded an extraordinary impairment of CHF 150 million in the third quarter of 2004 following a re-assessment of the international termination and transit business.

Swisscom completed the sale of debitel in June 2004. debitel is separately disclosed in the interim report as a discontinued operation. A loss of CHF 241 million was recorded in connection with the sale of debitel. This includes a charge of CHF 238 million in respect of the foreign currency loss incurred since debitel was purchased in 1999, which was previously recorded under shareholders’ equity and not charged to income.

As a result of the lower operating income (EBIDTA) and foreign currency losses related to the sale of debitel, net profit for the Swisscom Group fell by CHF 236 million.

Equity free cash flow rose year-on-year by CHF 1,064 million to CHF 2,573 million. In the current year, CHF 573 million have been added to date from the sale of debitel. Equity free cash flow fell in the previous-year period due to repayment of a debt.

Without the debitel Group, Swisscom expects to close the current financial year with a consolidated revenue of around CHF 10 billion and operating income before interest, tax, depreciation and amortisation (EBITDA) of at least CHF 4.3 billion. Capital expenditure in 2004 will be in the order of CHF 1.2 billion.

Swisscom to cut jobs by 2.5% in 2005

New technologies such as Voice over IP, coupled with intensive competition and actions against Swisscom by the market regulator, are leading to further declines in prices and hence sustained price pressure for the future. Swisscom’s competitiveness and long-term success can be secured only by consistently leveraging the potential for cost reductions. Swisscom is continuing to address pressure on costs through measures to increase efficiency and consequently also reduce the workforce. With this in mind, Swisscom will reduce the number of full-time jobs in 2005 by 2.5%, or approximately 390. The job reduction measures affect Swisscom Fixnet (240) and Swisscom Solutions (150). As announced on 16 June 2004, Swisscom Systems and Swisscom Enterprise Solutions are being combined to form Swisscom Solutions. The merger will come into force on 1 January 2005.

The number of affected jobs will be kept to a minimum with the aid of alternative measures which are being discussed with the social partners. The effect of such measures has already been factored into the published figures. Employees who are nevertheless affected by the job reduction measures will benefit from Swisscom’s well-developed social plan which was negotiated a few years ago with the social partners. Swisscom has invested some CHF 3 billion in the social plan since 1998 and is honouring its responsibility towards employees. The innovative social plan is based on three pillars: Persons affected by job reductions are supported in finding a new career direction by the Swisscom subsidiary PersPec Personal Perspectives AG, and receive their full salary from Swisscom for 12 to 18 months. They will be given every assistance in finding a new position either within Swisscom or elsewhere. Of the 2,900 or so persons who have participated in this programme to date, around 85 percent have found new employment. Older employees who fulfil specific requirements are entitled to draw on the services of Worklink AG, which offers temporary employment up to age 60, following which they may

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax +41 31 342 06 70	media@swisscom.com

Press Release

take early retirement. The third main pillar of the social plan is the Co-Motion entrepreneurship programme, which helps interested employees to start up their own business. Since 1999 the programme has assisted more than 300 employees in start-up ventures. The services of the Swisscom Venture Fund can be used even ahead of any job losses, by providing support for employees interested in taking over activities which Swisscom has discontinued. Since its foundation in 1998, the Swisscom Venture Fund has supported 17 companies and with them some 350 former Swisscom employees.

Report on the segments

Fixnet posted a rise of 0.3% year-on-year in revenue from external customers to CHF 3,415 million. The sharp rise in revenue from connection charges — due to strong growth in broadband access lines (ADSL) — compensated for lower revenues in other areas. Revenue from retail traffic declined by 5.2% year-on-year to CHF 941 million, mainly due to the ongoing mobile substitution effect and the migration of Internet traffic to ADSL.

Revenue from wholesale traffic fell 0.4% to CHF 509 million. The positive effect on revenue caused by higher volumes in the international termination area was offset by declining revenues due to a price reduction in regulated national interconnection charges and lower international incoming traffic volumes.

Revenue from access fees rose by 9.9% to CHF 1,397 million due to continuing growth in broadband (ADSL) access lines. The number of ADSL access lines increased by 87.2% to 717,000, of which 431,000 are for Bluewin retail customers and 286,000 for other providers’ customers. Access fees cover fees for analog and digital access lines as well as broadband access lines (ADSL) for retail and wholesale customers, and Internet subscription fees. The 9.5% drop in other revenue to CHF 446 million is attributable to the sale of the stake in Telecom FL AG in October 2003, and lower revenue from leased lines.

Fixnet’s year-on-year reduction of 1.1% in operating expenses to CHF 2,621 million is largely due to the lower number of employees and reduced expenditure on job-reduction measures. CHF 25 million was spent on job-reduction measures in the first nine months of 2004 compared to CHF 53 million in the previous-year period. EBITDA rose by 2.3% to CHF 1,663 million, resulting in a margin of 38.8% (2003: 38.0%). The ongoing drop in prices and margins in the international termination and transit business led to a re-assessment of assets in the international wholesale business. As a result, an extraordinary impairment of CHF 150 million was charged to these assets in the third quarter of 2004. Fixnet expects to close 2004 with lower revenue and an EBITDA on a par with the previous year.

The Mobile segment posted a year-on-year increase of 4.7% in revenue from external customers to CHF 2,758 million, primarily due to the increase in subscriber numbers. The 3.2% growth in revenue from Connectivity Voice to CHF 1,724 million is attributable to expansion of the customer base and to outbound roaming, which more than offset the loss in revenue from national roaming following termination of the agreement between Swisscom Mobile and another mobile provider in mid-2003. The number of Mobile customers rose year-on-year by 209,000 to 3.945 million, primarily due to the

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax +41 31 342 06 70	media@swisscom.com

Press Release

successful rollout of Vodafone live!. By contrast, the monthly average revenue per user (ARPU) dropped from CHF 82 to CHF 81 and the monthly average minutes per user (AMPU) from 122 to 119.

Revenue from Connectivity Data and value added services rose year-on-year by 12.6% to CHF 385 million, largely on account of an increased customer base and the direct billing of SMS traffic with other network providers. Other revenue rose by 20.2% or CHF 22 million, mainly due to higher terminal equipment sales.

Operating expenses rose year-on-year by 14.2% to CHF 1,760 million. The expanded customer base led to higher spending on customer acquisition and loyalty measures as well as increased expenditure on the purchase of terminal equipment. Expenditure on network access also rose in line with the increase in revenue.

Operating income before interest, tax, depreciation and amortisation (EBITDA) dropped by 3.5% to CHF 1,500 million, largely as a result of higher expenditure linked to the expanded customer base, as well as termination of a national roaming agreement. This led to a drop in the EBITDA margin from 50.2% to 46.0%. Due to the above-mentioned effects, the Mobile segment expects to close 2004 with higher revenue and EBITDA on a par with the previous year.

The Enterprise Solutions segment posted a year-on-year decrease of 8.9% in revenue from external customers to CHF 740 million. Traffic revenue fell by 13.7% to CHF 226 million, largely due to substitution by mobile communications and lower volumes and prices as a result of ongoing competitive pressure. Revenue from networking fell by 10.7% to CHF 351 million due to lower volumes and prices in the leased line business. Volumes and prices dropped primarily due to competitive pressure and the migration of existing products to Internet-based (IP) services.

Revenue from the Inhouse and Processes businesses fell by 9.0% to CHF 61 million, largely due to lower revenue from business numbers. The 13.3% increase in other revenue to CHF 102 million is mainly the result of higher revenue from outsourcing services for business customers.

Operating expenses fell by 12.0%, mainly on account of lower purchasing volumes in line with the lower revenue, and due to cost savings and reduced spending on workforce reduction measures (minus CHF 2 million for the first nine months of 2004 as opposed to CHF 32 million for the previous-year period).

The above-mentioned factors led to a CHF 39 million rise in EBITDA to CHF 101 million, while the EBITDA margin amounted to 11.9% as opposed to 6.8% for the previous-year period. Given sustained pressure on prices and ongoing competition, Enterprise Solutions expects to close 2004 with lower revenue and an EBITDA at least on a par with the previous year, despite the recording of the cost of the announced job cuts in the fourth quarter of 2004.

The “Other” segment comprises the Group companies Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, Swisscom Eurospot AG and the Billag Group. Revenue from external customers fell year-on-year by 1.9% to CHF 558 million as a result of lower revenue posted by Swisscom Systems and Swisscom IT Services due to the weak economic environment. Revenue for Billag rose due to the acquisition of Billag Card Services AG in December 2003.

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax +41 31 342 06 70	media@swisscom.com

Press Release

Operating expenses dropped year-on-year in line with the revenue trend and as a result of savings related to a reduced workforce. Expenses also include costs relating to the setting up of Swisscom Eurospot’s international WLAN business.

The “Other” segment expects to close 2004 with revenue on a par with the previous year and a higher EBITDA as a result of lower spending on job reduction measures.

The Corporate segment’s EBITDA fell by CHF 129 million due to the charging to income of a provision amounting to CHF 22 million in 2003, coupled with higher net spending on job reduction measures and lower inter-company revenue.

The detailed interim report is available online at:

http://www.swisscom.com/q3-report-2004

Berne, 10 November 2004

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone +41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax +41 31 342 06 70	media@swisscom.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: November 10, 2004	by:	/s/ Stephan Wiederkehr Name: Stephan Wiederkehr Title: Senior Counsel Head of Corporate & Financial Law